NOTICE TO SHAREHOLDERS OF
KINGSWAY FINANCIAL SERVICES INC.
Subscription Rights to Purchase
One Common Share, One Series A Warrant and One Series B Warrant, Each to
Purchase One Common Share
[ ], 2013
This notice is being distributed by Kingsway Financial Services Inc. (the “Company”) to all holders of record of the Company's shares of common stock (“Common Shares”) as of 5:00 pm Eastern time on [ ], 2013 (the “Record Date”) in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of one transferable subscription right for each Common Share held by such holder as of the Record Date (the “Subscription Right”). The Subscription Rights are described in the Company's Prospectus dated [_], 2013. Each Subscription Right is evidenced by a Subscription Rights certificate entitling the holder to purchase a unit consisting of one Common Share, one Series A Warrant and one Series B Warrant (the “Unit”). Upon the closing of the Rights Offering, the Units will immediately separate and the Common Shares, the Series A Warrants and the Series B Warrants will be issued separately and will trade separately. The Units are not themselves tradable, nor will they be listed on any exchange. The exercise price per Common Share of a Series A Warrant is the greater of $4.50 and 120% of the VWAP over the twenty trading day period ending on the trading day prior to the issuance date of the warrant. The exercise price per Common Share of a Series B Warrant is the greater of $5.00 and 120% of VWAP over the twenty trading day period ending on the trading day prior to the issuance date of the warrant. The Series A Warrants are redeemable and have a seven-year term, while the Series B Warrants are non-redeemable and have a ten-year term.
In the Rights Offering, an aggregate of [ ] Units are being offered by the Company. The Subscription Rights to acquire the Units are required to be exercised by 5:00 pm Eastern time on [ ], 2013 (the “Expiry Date”), unless such date is extended by us or you have used the guaranteed delivery procedures described in the Prospectus. Subject to the foregoing, any Subscription Rights not exercised by the Expiry Date will expire, have no value and cease to be exercisable for a Unit.
Only a holder of a Subscription Right is entitled to exercise the Subscription Rights. Four Subscription Rights entitle the holder to purchase one Unit at a subscription price of $4.00 per Unit (the “Basic Subscription Privilege”). No fractional Units will be issued. Any fractional Units resulting from the exercise of the Basic Subscription Privilege will be eliminated by rounding down to the nearest whole Unit, with the total subscription payment being adjusted accordingly.
In addition, holders of Subscription Rights who exercise their Basic Subscription Privilege in full are entitled to purchase a portion of the number of Units, if any, that are not purchased by our other shareholders or their transferees through the exercise of their Basic Subscription Privilege at the same subscription price of $4.00 per Unit (the “Over-Subscription Privilege”). The maximum number of Units that can be purchased through the Over-Subscription Privilege is five Units for each Unit that investors could purchase through the Basic Subscription Privilege.
Subscription Rights are evidenced by Subscription Rights certificates. Transferees of Subscription Rights will be entitled to exercise the Basic Subscription Privilege in full and will be able to exercise the Over-Subscription Privilege with respect to those Subscription Rights transferred to them. We intend to apply for listing of the Subscription Rights, the Common Shares issued in connection with the Rights Offering and the Warrants on a securities exchange.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights certificate

3.	Instructions for Use of Kingsway Financial Services Inc. Subscription Rights certificates

4.	Notice of Guaranteed Delivery

5.	Beneficial Owner Election Form

6.	Nominee Holder Certification

7.	Exemption Request Letter

8.	Return Envelope addressed to Computershare Investors Services Inc.

Your prompt action is requested if you intend to participate in the Rights Offering. As described further in the Prospectus, to exercise your Subscription Rights, you must properly complete and duly execute your Subscription Rights certificate and forward it, together with payment in full of the purchase price for all of the Units you intend to subscribe for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege to Computershare Investor Services Inc. as subscription agent. Do not send the Subscription Rights certificate or payment to the Company. Your properly completed and duly executed Subscription Rights certificate, accompanied by full payment of the total subscription amount, must be received and cleared by Computershare Investor Services Inc., as subscription agent, before 5:00 pm Eastern time on the Expiry Date, unless such date is extended by the Company or you have used the guaranteed delivery procedures described in the Prospectus. Once you have exercised your Subscription Rights, you may not revoke or change the exercise of your Subscription Rights, or request a refund of monies paid.
Registered Shareholders
Registered shareholders will be required to submit payment in full for all of the Units they wish to buy pursuant to the exercise of the Basic Subscription Privilege and the Over-Subscription Privilege to Computershare Investor Services Inc., as subscription agent, by no later than 5:00 pm Eastern time on the Expiry Date, unless such date is extended by the Company or you have used the guaranteed delivery procedures described in the Prospectus. Payments submitted to the subscription agent must be made in full in U.S. currency by certified check drawn against a U.S. or Canadian bank payable to “Computershare Investor Services Inc. (acting as Subscription Agent for Kingsway Financial Services Inc.)”, bank draft (cashier's check) drawn against a U.S. or Canadian bank payable to “Computershare Investor Services Inc. (acting as Subscription Agent for Kingsway Financial Services Inc.)”, or U.S. or Canadian postal money order payable to “Computershare Investor Services Inc. (acting as Subscription Agent for Kingsway Financial Services Inc.)”. Personal checks and wire transfers will not be accepted. To be effective, any payment related to the exercise of a Subscription Right must clear prior to the Expiry Date. If you send a subscription payment that exceeds the amount necessary to purchase the number of Units for which you have indicated an intention to purchase in the Basic Subscription Privilege, then you will be deemed to have exercised your Over-Subscription Privilege to purchase the maximum number of Units with your over-payment. Any excess payment remaining after the foregoing will be returned to you by Computershare Investor Services Inc. without interest promptly following the Expiry Date.
Shares Held by a Broker, Dealer, Custodian Bank or Other Nominee
If you are a broker, dealer, custodian bank or other nominee who holds Subscription Rights on behalf of a record holder, then you should send subscription documents and subscription payments to that record holder. The nominee is responsible for completing delivery to the subscription agent of the subscription documents, Subscription Rights certificate and subscription payment. Accordingly, sufficient time should be given for delivery of the subscription materials to the subscription agent and clearance of payment before the expiration of the Rights Offering at 5:00 pm Eastern time, on [ ], 2013.

Purchase Restrictions to Preserve Tax Benefits
As of March 31, 2013, we had net U.S. operating loss carryforwards totaling approximately $827.4 million, as measured for U.S. federal income tax purposes. On September 28, 2010, we put in place the Tax Benefit Preservation Plan Agreement (the “Tax Plan”). Under the Tax Plan, upon (i) any person becoming an owner of 5% or more of the outstanding Common Shares of Kingsway Financial Services Inc. or (ii) an existing greater than 5% shareholder acquiring additional Common Shares (each of the persons described in clauses (i) and (ii), a “5% Shareholder”), without express approval of the Board, the Company will issue rights to purchase additional Common Shares to shareholders of the Company holding Common Shares as of the closing of such transaction (other than such 5% Shareholder), potentially resulting in dilution to such 5% Shareholder. If the total of your current beneficially owned Common Shares and the Common Shares you expect to receive by exercising the Subscription Rights (including Common Shares received by exercising Subscription Rights acquired by purchasing Subscription Rights from others) is greater than 650,000 beneficially owned Common Shares, you may need to request an ownership limit exemption from the Board as described above and in the Tax Plan and the subscription materials provided to you to avoid such dilution. For the purposes of assessing whether you need to request this exemption, you are solely responsible for aggregating all your beneficially owned shares whether held as registered shares or held with one or more broker or nominees in “street name”. Enclosed also is an Exemption Request Letter, if required. The Board reserves the right to review and approve the exemption requests up to three business days after the close of the Rights Offering period.
Further Information
The information agent will send you additional copies of the enclosed materials if you request them. Please call Georgeson Shareholder Communications Canada Inc., the information agent, at 1-888-605-8403. You may also contact Georgeson Shareholder Communications Canada Inc. via email at askus@georgeson.com if you have any questions regarding the Rights Offering, require additional copies of the enclosed materials or require any assistance in exercising your Subscription Rights.
NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.
Very truly yours,

Kingsway Financial Services Inc.